555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

LATHAM & WATKINS LLP

FIRM / AFFILIATE OFFICES
Barcelona, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Madrid, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Shanghai, Silicon Valley, Singapore, Tokyo, Washington, D.C.

April 28, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated April 11, 2008
- Regulatory Announcement – Voting Rights and Capital, dated March 28, 2008
- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated March 12, 2008
- Regulatory Announcement – TR-1: Notification of Major Interests in Shares, dated March 7, 2008
- Regulatory Announcement – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons, dated February 27, 2008
- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated February 26, 2008

- Regulatory Announcement – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons, dated February 25, 2008

- Regulatory Announcement – QinetiQ completes three Australian acquisitions, dated February 15, 2008

- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated February 12, 2008

- Regulatory Announcement – Ministry of Defence written statement on Defence Training Review (DTR) Rationalisation Programme, dated January 31, 2008

- Regulatory Announcement – Voting Rights and Capital, dated January 31, 2008

- Regulatory Announcement – Non-Executive Directorate Changes, dated January 30, 2008

- Regulatory Announcement – Interim Management Statement, dated January 24, 2008

- Regulatory Announcement – Acquisition of Pinnacle CSI, dated January 21, 2008

- Regulatory Announcement – QinetiQ agrees to purchase Aerostructures Group, dated January 18, 2008

- Regulatory Announcement – TR-1: Notification of Major Interests in Shares, dated January 16, 2008

- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated January 10, 2008

- Regulatory Announcement – QinetiQ agrees to purchase two Australian defence consulting companies, dated January 2, 2008

- Regulatory Announcement –Voting Rights and Capital, dated December 31, 2007

- Regulatory Announcement – TR-1: Notification of Major Interests in Shares, dated December 20, 2007

- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated December 12, 2007

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2367.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Michael J. Kehoe
of LATHAM & WATKINS LLP

Enclosures

RECEIVED
2008 APR 30 A 8:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	12:49 11-Apr-08
Number	1832S

QinetiQ Group plc

11 April 2008

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 11 April 2008 that the following Directors of the Company acquired Shares under the SIP on 9 April 2008, in each case, held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Graham Love	85	4,930,712
Doug Webb	85	320,329

* The Number of Shares acquired includes 64 Partnership Shares acquired at 195 pence and 21 Matching Shares acquired at 195 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".
At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.
Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

11 April 2008

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	12:28 28-Mar-08
Number	0426R

QinetiQ Group plc
28th March 2008

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000
END

RECEIVED
2008 APR 30 A 8:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	12:30 12-Mar-08
Number	9393P

QinetiQ Group plc

12 March 2008

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 11 March 2008 that the following Directors of the Company acquired Shares under the SIP on 10 March 2008, in each case, held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Graham Love	88	4,930,627
Doug Webb	88	320,244

* The Number of Shares acquired includes 66 Partnership Shares acquired at 189.93 pence and 22 Matching Shares acquired at 189.93 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

12 March 2008

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Holding(s) in Company
Released	10:57 07-Mar-08
Number	6061P

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**QinetiQ Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	**Lloyds TSB Group Plc**
4. Full name of shareholder(s) (if different from 3):	**Nominees (Jersey) Ltd** **Perry Nominees Ltd** **Boltro Nominees Ltd** **Lloyds Bank (PEP) Nominees Ltd** **State Street Nominees Ltd**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**5th March 2008**
6. Date on which issuer notified:	**7th March 2008**
7. Threshold(s) that is/are crossed or reached:	**Fallen Below 4%**

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
If possible use ISIN code				**Direct**	**Indirect**	**Direct**	**Indirect**

BOWMWD0 ORD GBP0.01	31,503,434	31,503,434	7,607,615		7,607,615		1.152

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
7,607,615	1.152

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

6,804,178 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

615 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

10,305 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

27,842 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

764,675 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	**Lynton Boardman, Company Secretary, QinetiQ Group plc**
15. Contact telephone name:	**+44 (0) 1252 392000**

END

Regulatory Announcement

Go to market news section

RECEIVED
2008 APR 30 A 8: 57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	16:11 27-Feb-08
Number	8950O

QinetiQ Group plc

27 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The information listed below relates to transactions notified in accordance with DR3.1.4R(1)a and, in respect of directors of QinetiQ Group plc only, DR3.1.4R(1)b.

QinetiQ Group plc (the "Company") announces that it received notification on 27 February 2008 of the following disposals of ordinary shares of 1 penny each in the Company ("Ordinary Shares") from the following director of the Company:

Name of Director	No. of Ordinary Shares Sold/ Transferred	Percentage of issued share capital
Graham Love	2,900,000	0.439%

The disposal of 2,600,000 of such Ordinary Shares was undertaken at an average price of £1.930577 per Ordinary Share. Mr Love has also agreed to transfer a further 300,000 Ordinary Shares to his former wife for nil consideration as part of a divorce settlement.

As a result of the above, the interest of Mr Love in the Company's Ordinary Shares (excluding options) is as follows:

Name of Director	Total number of Ordinary Shares held following notification	Percentage of issued share capital
Graham Love	4,930,539	0.747%

The transactions described above took place on 27 February 2008 in the United Kingdom and relate to Ordinary Shares held by the director referred to above. No connected persons of such director participated in the disclosed transactions. Mr Love's disposal of Ordinary Shares was undertaken to fund a divorce settlement and represents the final tranche of Ordinary Shares required to be sold/transferred as part of such arrangements.

Lynton D. Boardman

Company Secretary

27 February 2008

Tel: (+44) (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	15:44 26-Feb-08
Number	7942O

QinetiQ Group plc

26 February 2008

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 25 February 2008 that the following Directors of the Company acquired Shares under the SIP on 22 February 2008, held through the Trustee:

	Number of Dividend Shares acquired on 22 February 2008*	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Sir John Chisholm	2	13,001,010
Graham Love	15	7,830,539
Doug Webb	15	320,156

* The Dividend Shares were acquired at 193.375 pence per share.

The SIP operates as follows.
Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".
At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.
Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

26 February 2008
END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	16:20 25-Feb-08
Number	6990O

QinetiQ Group plc

25 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The information listed below relates to transactions notified in accordance with DR3.1.4R(1)a and, in respect of directors of QinetiQ Group plc only, DR3.1.4R(1)b.

QinetiQ Group plc (the "Company") announces that it received notification on 25 February 2008 of the following disposal of ordinary shares of 1 penny each in the Company ("Ordinary Shares") from the following director of the Company:

Name of Director	No. of Ordinary Shares Sold	Percentage of issued share capital
Doug Webb	300,000	0.045%

The disposal was undertaken at an average price of £1.9416 per Ordinary Share.

As a result of the above, the interest of Doug Webb in the Company's Ordinary Shares (excluding options) is as follows:

Name of Director	Total number of Ordinary Shares held following notification	Percentage of issued share capital
Doug Webb	320,141	0.048%

The transaction described above took place between 22 and 25 February 2008 in the United Kingdom and relates to Ordinary Shares held by the director referred to above. No connected persons of such director participated in the disclosed transaction.

Lynton D. Boardman
Company Secretary

25 February 2008

Tel: (+44) (0)1252 392000

END

Regulatory Announcement

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Company	QinetiQ Group plc
TIDM	QQ.
Headline	Acquisition
Released	13:24 15-Feb-08
Number	*1191O*

QinetiQ Group plc

15 February 2008

QinetiQ Group plc

QinetiQ completes three Australian acquisitions

QinetiQ Group plc has today completed the acquisition of Aerostructures Group, Ball Solutions Group and Novare Group following approval from the Australian Government.

For more details on these acquisitions refer to: QinetiQ RNS Number 8829K (2 January 2008 and RNS Number 1065M (18 January 2008)

Further enquiries:

Adrian Colman, Investor Relations Tel: +44-1252-395366

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	14:51 12-Feb-08
Number	8441N

QinetiQ Group plc

12 February 2008

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 12 February 2008 that the following Directors of the Company acquired Shares under the SIP on 11 February 2008, in each case, held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Graham Love	87	7,830,524
Doug Webb	87	620,141

* The Number of Shares acquired includes 65 Partnership Shares acquired at 192 pence and 22 Matching Shares acquired at 192 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

12 February 2008

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Defence Training Review (DTR)
Released	13:33 31-Jan-08
Number	9874M

RNS Number:9874M
QinetiQ Group plc
31 January 2008

QinetiQ Group plc

31 January 2008

Ministry of Defence written statement on Defence Training Review (DTR) Rationalisation Programme

QinetiQ Group plc ('QinetiQ'), the international defence and security technology company, draws attention to the following written statement on the Defence Training Review (DTR) Rationalisation programme, issued by the Ministry of Defence (MOD) today, the full text of which is included below.

Responding to today's announcement by the Minister of State for the Armed Forces regarding the DTR programme, Graham Love, Chief Executive Officer at QinetiQ said: "We welcome the commitment shown to Package 1 in today's statement. It is an important milestone towards the delivery of the largest part of the DTR Programme. The Programme and the Metrix solution provide the chance to make a step change in training delivery supported by a bespoke environment for tri-service training for the 21st century. We continue to expect to reach financial close on Package 1 in 2009 and will continue to support any work with the customer to develop options for Package 2."

QinetiQ is a joint lead company in Metrix UK, a consortium that was appointed preferred bidder on Package 1 and provisional preferred bidder on Package 2 under the Government's DTR programme in January 2007. For further information see: www.MetrixUK.com.

The Minister of State for the Armed Forces (Rt Hon Bob Ainsworth):
"This statement updates the House on the Defence Training Review (DTR) Rationalisation Programme and BORONA Programme following announcements made last year on DTR on 25 October 2007 (Official Report, column 15WS) and BORONA on 12 September 2007 (Official Report, column 122WS). The BORONA Programme will establish HQ ARRC, 1 Signal Brigade and 102 Logistics Brigade in enduring bases in the UK.

Work continues on DTR Package 1, which aims to deliver training for Engineering and Communications and Information Systems at a new site at St Athan in South Wales. It is still anticipated that the Department will be in a position to consider the main investment decision in the spring of this year. As part of this work to secure contract signature as soon as possible for Package 1, a programme of risk reduction work to the value of £9.5M has been proposed with the Metrix Consortium. A Departmental Minute outlining this activity was laid in the House on 29 January. The proposed activities will be focused on the property and the estate, in particular securing planning consent, and development of the training solution. The cost of this work is included in Metrix's overall bid and is at no additional cost to the Department.

After reviewing further options for Package 2, which aims to provide training for Logistics and Personnel Administration, Police and Guarding, Security, Languages, Intelligence and Photography, it has become apparent that the Metrix Consortium is not able to offer an affordable and acceptable Package 2 solution and, as a consequence, the competition has been brought to a close. The decision has therefore been taken to remove Provisional Preferred Bidder status from Metrix. This does not have any impact on the Department's commitment to the DTR Programme, and particularly in pursuing a Package 1 Metrix solution with vigour, but it does allow the Department to focus its efforts on alternative approaches for Package 2, which are not legally constrained by the original terms of the procurement. These alternatives may continue to be open to Metrix and other potential industry partners. Options will continue to aim to rationalise and improve the estate, maintain the Department's commitment to its supervisory care responsibilities under the Blake agenda, and match the scale of investment in training modernisation to what is affordable. A further DTR update on both Packages will be provided later this year after the appropriate investment decisions are made.

In addition, I wish to advise the House on Defence Estate solutions related to both the DTR and BORONA Programmes. Following the announcement to release Princess Royal Barracks, Deepcut, for disposal on 8 January 2008 (Official Report, column 7WS), and further work on the Defence estate, an agreement has been reached that, in principle, the Defence College of Logistics and Personnel Administration (DCLPA) and the Director Royal Logistics Corps (DRLC) will relocate to Worthy Down and Southwick Park. This move, which will consolidate elements of DCLPA and logistics training already on these sites, will allow the closure of the Deepcut site, currently anticipated to be not before 2013.

A decision has also been taken that, under the BORONA Programme, both 1 Signal Brigade and 102 Logistics Brigade returning from Germany will move to Cosford. This will maintain a significant long term Defence presence on this site and continue to provide the associated benefits that this brings to the local community and to the West Midlands following the relocation of the DTR Package 1 units currently based there. Furthermore, Metrix propose to establish a Learning Centre and Design facility at the Cosford site which may also generate other business and employment opportunities for the local area.

The BORONA Programme Team (BPT) will now develop proposals to deliver construction and service requirements at Cosford. In addition, the BPT will also draw up detailed plans and undertake wide consultation with all interested parties, including local authorities, health, education and welfare providers as well as the trades unions. A key piece of this consultation work will involve communication and discussion with the German authorities and with our locally engaged workforce in Germany and their representatives. This detailed planning and consultation will review all possible options and will result in recommendations, including the actual timings of the moves, being made for a final investment decision in Spring 2009.

The implications of these moves on our people will continue to be handled sensitively and in full consultation with Trade Unions and staff. However, both of these estate solutions are still subject to the appropriate final investment decision being made, after which further updates will be announced."

Contacts:

QinetiQ investor relations: Adrian Colman +44 1252 395366 / +44 7740 432699
acolman@qinetiq.com

QinetiQ press office: David Bishop +44 1252 394573 / +44 7920 108675
djbishop@qinetiq.com

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	08:27 31-Jan-08
Number	9397M

RNS Number:9397M
QinetiQ Group plc
31 January 2008

QinetiQ Group plc
31st January 2008

QinetiQ Group plc ("the Company") - Voting Rights and Capital
In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373. The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

END

Regulatory Announcement

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Company	QinetiQ Group plc
TIDM	QQ.
Headline	Non-Executive Changes
Released	15:32 30-Jan-08
Number	8940M

RNS Number:8940M
QinetiQ Group plc
30 January 2008
QinetiQ - Non-Executive Directorate Changes

QinetiQ Group plc, the international defence and security technology company, is pleased to announce the appointment of retired Admiral Edmund P. Giambastiani, Jr as an independent non-executive director to the QinetiQ Board with effect from 1 February 2008.

Admiral Giambastiani is replacing Mr George Tenet who is stepping down from the Board of QinetiQ Group plc and joining the Board of QinetiQ North America following his appointment as Managing Director of Allen and Company LLC in New York City.

Between 2005 and 2007 Admiral Giambastiani was the second highest ranking military officer in the United States, serving as the seventh Vice Chairman of the Joint Chiefs of Staff. This assignment was the culmination of a 37 year career in the US Navy that included both demanding at-sea appointments principally as a submariner and the development of new technologies.

"It is excellent news for the QinetiQ Group that Ed Giambastiani has agreed to join the Board and that George Tenet will continue to contribute his unique insight to the rapid development of QinetiQ North America," commented Sir John Chisholm, Chairman of QinetiQ. "The retention of two distinguished and experienced executives will be extremely beneficial to the development of our company."

In addition to his appointment as Vice Chairman of the Joint Chiefs of Staff, Admiral Giambastiani's distinguished naval career included assignments as Special Assistant to the CIA's Deputy Director for Intelligence, Senior Military Assistant to the US Defense Secretary and Commander, US Joint Forces Command. He also served as NATO's first Supreme Allied Commander Transformation where he led the transformation of the military alliance. Admiral Giambastiani currently serves as the non-executive chairman of the board of directors for Alenia North America, Inc. and as a non-executive director of SRA International, Inc.

Commenting on his appointment Admiral Giambastiani said: "I am very enthusiastic about working with QinetiQ, a company which is growing rapidly both in the United States and elsewhere. QinetiQ is at the forefront of developing new technologies and I am keen to bring my experience to bear to ensure that military forces are suitably equipped both now and in the future."

Lynton D. Boardman
Company Secretary
Tel: +44 1252 392000

This information is provided by RNS
The company news service from the London Stock Exchange
END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Interim Management Statement
Released	07:01 24-Jan-08
Number	4273M

RNS Number:4273M
QinetiQ Group plc
24 January 2008

QinetiQ Group plc
24 January 2008

Interim Management Statement

QinetiQ Group plc ('QinetiQ'), the international defence and security technology company, today issues the following Interim Management Statement, covering the period from 1 October 2007 to 23 January 2008.

Group trading
Trading in the third quarter has remained robust and the results for the third quarter and trading outlook for the remainder of the year to 31 March 2008 remain in line with the Board's expectations.

QinetiQ North America (QNA)
QNA has seen continued strong order levels across its business. In the Technology Solutions Group Talon order visibility and shipment levels remain strong and orders are expected for other products such as LAST Armor which is being incorporated into Force Protection Inc's Mine Resistant Ambush Protected (MRAP) vehicle programme for the US DoD. The Systems Engineering & Technical Assistance division has seen strong order flow including a $62m, 3 year task order to train Iraq's army helicopter pilots. The Mission Solution Group has been awarded a new five year contract expected to be worth in excess of $100m to provide environmental test and integration services at the Goddard Space Flight Center for NASA and IT Services continues to see firm order levels despite budget pressures being experienced by a number of its federal customers.

In January 2008 the Mission Solutions Group announced the acquisition for up to $6.0m of the Virginia based network security specialist, Pinnacle CSI which specialises in services to enhance the protection of critical interagency networks within the Intelligence community. The Group continues to pursue a healthy pipeline of acquisition opportunities to supplement the strong organic growth in the QNA sector.

Europe, Middle East and Australasia (EMEA)
The previously announced EMEA reorganisation and portfolio review remains on track and the new structure will be in place from 1 April 2008. Consultations have commenced with affected staff and are due to complete in April 2008. Order flow in the EMEA business is in line with expectations and notable amongst the wins is a £33m order as part of the successful consortium on the UK Government's e-Borders programme.

In October EMEA announced the acquisition of Boldon James for initial cash consideration of £15.7m. Boldon James is a UK based provider of software solutions for high end secure messaging primarily for military, government and security customers worldwide. This acquisition enhances QinetiQ's portfolio of

security based software products and broadens its customer base.

As part of the programme to build out established UK service offerings into other defence markets globally, the Group has announced in January 2008 its first acquisitions in Australia; Ball Solutions Group (consideration £6m); Novare Services (consideration £4m); and Aerostructures (consideration £5m). These three acquisitions provide the Group with a skilled workforce of over 275 employees with combined historical turnover in excess of £20m per annum. This creates an initial platform to provide consulting services, principally to the Australian Department of Defence, and growth opportunities through the integration of these businesses and leveraging appropriate offerings from the UK and North American businesses. The transactions are expected to complete in February 2008.

Ventures
The Ventures businesses continue to make satisfactory operational progress. The Tarsier business won an order from Doha International Airport for a three radar head installation and has also successfully demonstrated a prototype of the integrated camera system enhancement at London Heathrow.

Financial position
The balance sheet remains strong and there have been no significant changes in the financial position of the Group since that reported as at 30 September 2007, other than in respect of the acquisitions noted above which were funded through an increase in bank borrowings.

Outlook
The Board remains confident about the outlook for the Group.

Notes to Editors

About QinetiQ:
QinetiQ (pronounced ki net ik as in 'kinetic energy') is a leading international defence and security technology business that was formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ has over 13,500 employees, who deliver technology-based services and exploit QinetiQ's strengths in technology research by selling systems solutions, products and licences to government and commercial customers in a spectrum of defence, security and related commercial markets.

In February 2006, QinetiQ Group plc was listed on the London Stock Exchange (main market) and joined the FTSE250 in June 2006. In the year to 31 March 2007, QinetiQ delivered a 17.4 per cent rise in underlying operating profit before tax to £106.0m on turnover which rose by 9.3 per cent to £1,149.5m.

For further information see www.QinetiQ.com

Contacts:
QinetiQ Investor Relations: Adrian Colman +44 (0)7740 432699

RECEIVED
2008 APR 30 A 8: 29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

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Company	QinetiQ Group plc
TIDM	QQ.
Headline	Acquisition
Released	15:00 21-Jan-08
Number	2150M

RNS Number:2150M
QinetiQ Group plc
21 January 2008

QinetiQ Group plc

21 January 2008

Acquisition of Pinnacle CSI

QinetiQ Group plc announces today that QinetiQ North America's Mission Solutions Group has completed the acquisition of the assets of Pinnacle CSI ("Pinnacle") from MJCM LLC for cash consideration of up to $6.0m. Pinnacle is a specialist business that provides services to enhance the protection of critical interagency networks within the Intelligence Community.

Based in Herndon, Virginia, Pinnacle specialises in the design, development and implementation of systems, services and processes to improve customer business practices and enhance the protection of critical networks. Pinnacle solutions include computer and network security, information security and secure messaging systems engineering. The acquisition extends QinetiQ's customer base in the intelligence community in North America.

Pinnacle employs 47 people and had revenues of $7.2m for the 12 months ended 31 December 2006.

For further information please contact:

Adrian Colman, Investor Relations +44 (0) 1252 395366
David Bishop, Media Relations +44 (0) 1252 394573

END

RECEIVED
2008 APR 30 A 8: [illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

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Company	QinetiQ Group plc
TIDM	QQ.
Headline	Acquisition
Released	14:16 18-Jan-08
Number	1065M

RNS Number:1065M
QinetiQ Group plc
18 January 2008

QinetiQ Group plc
18 January 2008

QinetiQ agrees to purchase Aerostructures Group.

QinetiQ Group plc, announces today that it has signed an agreement to purchase Aerostructures, Group a Melbourne Australia based business from its current owner, Elmer B Lammon, for cash consideration of A$11m.
The principal business of Aerostructures Group is the analyses and assessment of aircraft and helicopter structures with emphasis on fleet support, usage monitoring and prolonging service life. It also delivers specialist engineering professional development training in Australia, New Zealand and Asia and undertakes Non-Destructive Testing management, design and inspection services. The business employs 90 people and reported revenues of A$13m in the year ended 30 September 2007. This acquisition is subject to Commonwealth of Australia regulatory approval and is expected to complete by the end of February 2008.

This acquisition follows the announcement earlier this month of QinetiQ's purchase of two other Australian defence consulting businesses - Ball Solutions Group and Novare Group - which collectively will establish a QinetiQ business in Australia of 288 employees with a turnover of A$48m. These acquisitions represent the continuing execution of QinetiQ's strategy to grow its Europe, Middle East and Australasia (EMEA) capabilities. They will enhance QinetiQ's portfolio of defence and aerospace-based expertise, provide additional routes to market and broaden QinetiQ's customer base through existing relationships and contractual arrangements.

Commenting on the acquisition Clive Richardson, QinetiQ's Chief Operating Officer for Europe, Middle East and Australasia, said: "Aerostructures is a leader in aircraft structural assessment in Australia and like Ball and Novare has synergies with QinetiQ's capability in the UK. The three recent acquisitions we have announced in Australia will provide us with a tangible operational footprint in this growing market. They reflect our confidence in the strength of the Australian defence market and QinetiQ will continue to seek further expansion opportunities in the region."

Further Enquiries:
QinetiQ Group plc
Adrian Colman, Investor Relations   Tel: +44-1252-395366
David Bishop, Media Relations   Tel: +44-1252-394573

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

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Company	QinetiQ Group plc
TIDM	QQ.
Headline	Holding(s) in Company
Released	15:42 16-Jan-08
Number	9291L

RNS Number:9291L
QinetiQ Group plc
16 January 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Qinetiq Group plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to notification obligation: Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3): Nominees (Jersey) Ltd

Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
Lloyds TSB Registrars Corporate Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different): 15th January 2008

6. Date on which issuer notified: 16th January 2008

7. Threshold(s) that is/are crossed or reached: Fallen below 5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares Direct	Number of voting rights Direct	Number of voting rights Indirect	Percentage of voting rights Direct	Percentage of voting rights Indirect
B0WMWD0 ORD GBP0.01	33,259,183	33,259,183	32,717,076	32,717,076		4.954	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/ date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
32,717,076	4.954

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

6,904,596 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
615 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
10,305 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
26,642 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary ofLloyds TSB Group Plc.

25,010,243 Shares are held by Lloyds TSB Registrars Corporate Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

764,675 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc,. a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14 Contact name: Lynton D Boardman, Company Secretary
15. Contact telephone number: +44 (0) 1252 392000

END

Regulatory Announcement

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Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	15:41 10-Jan-08
Number	5373L

RNS Number:5373L
QinetiQ Group plc
10 January 2008

QinetiQ Group plc
10 January 08

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 10 January 2008 that the following Directors of the Company acquired Shares under the SIP on 9 January 2008, in each case, held through the Trustee:

Directors	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Graham Love	82	7,830,437
Doug Webb	82	620,054

* The Number of Shares acquired includes 62 Partnership Shares acquired at 201 pence and 20 Matching Shares acquired at 201 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.
Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

10 January 2008
END

Regulatory Announcement

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Company	QinetiQ Group plc
TIDM	QQ.
Headline	Acquisition
Released	08:24 02-Jan-08
Number	8829K

RNS Number:8829K
QinetiQ Group plc
02 January 2008

QinetiQ Group plc
2 January 2008

QinetiQ agrees to purchase two Australian defence consulting companies

QinetiQ Group plc, announces today that it has signed agreements to purchase two Australian defence consulting businesses, Ball Solutions Group Pty Ltd and Novare Services Pty Ltd. These acquisitions, which are subject to regulatory approval, represent QinetiQ's first investment in Australia and provide the company with a presence of 185 staff located in Canberra, Sydney, Melbourne, Brisbane and Adelaide.

Ball Solutions Group is a provider of professional and consulting services, primarily to the Australian Department of Defence and has annual revenues of A$29 million. It is being acquired for a total cash consideration of A$12 million from Ball Aerospace & Technologies Corp. of Broomfield, Colorado, USA. It operates in three main practice areas: business systems and applications; data acquisition and management; and operations research and analysis.

Novare provides engineering and logistics services to the Australian Department of Defence, its prime contractors and selected commercial partners. It has annual revenues of A$6.1 million and is being acquired for a total cash consideration of A$8 million from its founders, who will remain with the company. Novare's core expertise is in explosive ordnance and weapons, aerospace systems, advanced technical data management and performance based contracting.

These acquisitions represent the continuing execution of QinetiQ's strategy to grow its Europe, Middle East and Australasia (EMEA) capabilities. They will enhance QinetiQ's portfolio of defence and security based expertise, provide additional routes to market and broaden QinetiQ's customer base through existing relationships and contractual arrangements.

The acquisitions are subject to Australian and US Government regulatory approval and are expected to complete by the end of February 2008, after which the companies will trade as QinetiQ Consulting Pty Ltd.

Contacts:

QinetiQ Investor Relations: Adrian Colman +44 (0)1252 395366; +44 (0)7740 432699

END

Regulatory Announcement

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Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	10:00 31-Dec-07
Number	1542K

RNS Number:1542K
QinetiQ Group plc
31 December 2007

QinetiQ Group plc

31st December 2007

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

END

Regulatory Announcement

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Company	QinetiQ Group plc
TIDM	QQ.
Headline	Holding(s) in Company
Released	09:30 20-Dec-07
Number	3575K

RNS Number:3575K
QinetiQ Group plc
20 December 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QinetiQ Group plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation: BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 17th December 2007

6. Date on which issuer notified: 19th December 2007

7. Threshold(s) that is/are crossed or reached: Reached 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction: Number of Shares	Situation previous to the Triggering transaction: Number of Voting Rights	Resulting situation after the triggering transaction: Number of shares	Resulting situation after the triggering transaction: Number of voting rights	Resulting situation after the triggering transaction: % of voting rights

	Direct	Direct	Indirect	Direct	Indirect		
GB00B0WMWD03	32,985,862	32,985,862	N/A	N/A	33,045,436	N/A	5.00%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
33,045,436	5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 33,045,436 (5.00%)

Proxy Voting:

10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Lynton D Boardman, Company Secretary, QinetiQ Group plc
15. Contact telephone number: +44 (0)1252 392000

END

Regulatory Announcement

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Free annual report

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	15:45 12-Dec-07
Number	7771J

RNS Number:7771J
QinetiQ Group plc
12 December 2007

QinetiQ Group plc

12 December 2007

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 11 December 2007 that the following Directors of the Company acquired Shares under the SIP on 10 December 2007, in each case, held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Graham Love	90	7,830,355
Doug Webb	90	619,972

* The Number of Shares acquired includes 67 Partnership Shares acquired at 185 pence and 23 Matching Shares acquired at 185 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

12 December 2007
END

END

END